Exhibit 4(e)(ii)

[OCÈ-USA HOLDING, INC. LETTERHEAD]

April 22, 2003

Mr. R.E. Daly

1418 South Prairie

CHICAGO

Illinois 60605

USA

Re:	RRD phantom share units; change to employment agreement.

Dear Mr. Daly,

Upon your transfer from R.R. Donnelley Company to Océ-USA Holding, Inc. (hereinafter “Océ”) we granted to you a number of 90,000 phantom share units in R.R. Donnelley Company as part of your equalisation package. The terms and conditions of these phantom share units are described in clause 1.05b of your employment agreement with Océ.

This is to confirm our agreement to delete the arrangement with the R.R. Donnelley phantom share units from your employment agreement and grant you Océ phantom share units under the Océ-USA Inc. Equity Team Stock Appreciation Plan (see enclosure). The conditions for the Océ phantom share units will be as follows:

–	Number of Océ-USA Inc. phantom share units: 90,000
–	Fair Market Value on the Grant Date: the closing price of the Océ shares on the Amsterdam Stock Exchange on the Grant Date, being EURO 11.45.
–	Grant Date: December 1, 2002.
–	Exercise period of five years, so no entitlement to the Océ phantom share units shall exist after December 1, 2007. All units vest on the Grant Date.
–	The Océ-USA phantom share units are granted pursuant to the terms of the Océ-USA Inc. Equity Team Stock Appreciation Plan. Details and documentation will be arranged by the VP Human Resources of Océ-USA Holding Inc. In case of differences between the Océ-USA Inc. Equity Team Stock Appreciation Plan and the terms of this letter agreement, this letter agreement shall prevail.
–	Clause 1.05b of your employment agreement with Océ will lapse with immediate effect.

Would you please sign one copy of this letter and return it to undersigned.

Kind regards,

Océ-USA Holding, Inc.

/s/ R. van Iperen

R. van Iperen Chairman of the Board of Directors

Agreed and accepted:	Date:

	R. Daly	/s/ R. Daly

Enclosure: Océ-USA Inc. Equity Team Stock Appreciation Plan